

August 21, 2013

Via Facsimile
Mr. Darren DeRosa
Chief Executive Officer
Sterling Consolidated Corp.
1105 Green Grove Road
Neptune, NJ 07753

>   **Re: Sterling Consolidated Corp.**
>   **Form 8-K**
>   **Filed August 13, 2013**
>   **File No. 333-183246**

Dear Mr. DeRosa:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Mindy Hooker

                                        Mindy Hooker
                                        Accountant